SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated May 30, 2007, regarding a change in the Board of Directors of Repsol YPF and its Committees.

2.	Press Release dated May 31, 2007, entitled, “Repsol YPF Approves a New Organizational Structure to Propel its Growth Strategic Projects.”

Item 1
Official Notice
Corporate Division of	Paseo de la	Tel. 34 913 488 100
Finance and Corporate	Castellana, 278-280	34 913 488 000
Services	28046 Madrid	Fax 34 913 142 821
	Spain	34 913 489 494
www.repsolypf.com

Madrid, May 30th, 2007

Today Repsol YPF’s Board of Directors, with the previous favourable report by the Nomination and Compensation Committee, appointed Mr. Luis Carlos Croissier Batista as member of the Strategy, Investment and Competition Committee, and Mr. Ángel Durández Adeva as member of the Audit and Control Committee.

The Board of Directors has also accepted the resignation of Mr. Artur Carulla Font as member of the Audit and Control Committee.

With these resolutions and those approved by the General Shareholders Meeting and the Board of Directors on May 9th, 2007, the Board of Directors of Repsol YPF and its Committees are composed as follows:

Board of Directors:

Chairman:	Mr. Antonio Brufau Niubó

1st Vice Chairman:	Mr. Luis Fernando del Rivero Asensio
2nd Vice Chairman:	Mr. Jorge Mercader Miró

Directors:	Mr. Juan Abelló Gallo
Ms. Paulina Beato Blanco
Mr. Artur Carulla Font
Mr. Luis Carlos Croissier Batista
Mr. Carmelo de las Morenas López
Mr. Ángel Durández Adeva
Mr. Javier Echenique Landiríbar
Mr. Antonio Hernández-Gil Álvarez-Cienfuegos
Mr. José Manuel Loureda Mantiñán
Pemex Internacional España, S.A.
Mr. Manuel Raventós Negra
Mr. Henri Philippe Reichstul
Mr. Luis Suárez de Lezo Mantilla (*)

(*)	Director Secretary of the Board of Directors

Official Notice

Delegate Committee:

Mr. Antonio Brufau Niubó (Chairman)

Mr. Luis Fernando del Rivero Asensio

Mr. Javier Echenique Landiríbar

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos

Mr. Jorge Mercader Miró

Pemex Internacional España, S.A.

Mr. Henri Philippe Reichstul

Mr. Luis Suárez de Lezo Mantilla

Audit and Control Committee:

Ms. Paulina Beato Blanco (Chairman)

Mr. Carmelo de las Morenas López

Mr. Ángel Durández Adeva

Mr. Javier Echenique Landiríbar

Nomination and Compensation Committee:

Mr. Antonio Hernández-Gil Álvarez-Cienfuegos (Chairman)

Mr. Artur Carulla Font

Mr. Manuel Raventós Negra

Strategy, Investment and Competition Committee:

Pemex Internacional España, S.A. (Chairman)

Mr. Juan Abelló Gallo

Mr. Luis Carlos Croissier Batista

Mr. José Manuel Loureda Mantiñán

Mr. Jorge Mercader Miró

* * *

2

Item 2
Press Release
Dirección General	Paseo de la	Tls. 91 348 81 00
de Comunicación	Castellana, 278-280	91 348 80 00
	28046 Madrid	Fax 91 314 28 21
	España	91 348 94 94
www.repsolypf.com

Madrid, May 31, 2007

Nº of pages: 8

Proposed by Antonio Brufau to the Board of Directors

REPSOL YPF APPROVES A NEW ORGANIZATIONAL

STRUCTURE TO PROPEL ITS GROWTH STRATEGIC

PROJECTS

•	Names a Chief Operating Officer (COO) whom will coordinate the company business lines

•	A new division is created to drive the Liquified Natural Gas (LNG) activity

•	The new Executive Managing Director of YPF will be in charge of managing and directing the value activation of the assets in Argentina

•	Antonio Brufau: “This organization is most suitable to take on the new challenges we have ahead of us”

•	The structure is designed to facilitate the development of the company’s growth opportunities

Press Release

Today, at the proposal of its Chairman and CEO, Antonio Brufau, Repsol YPF’s Board of Directors unanimously approved a new organizational structure oriented at the execution of the company’s large growth projects as well as setting the pace for future development.

Repsol YPF’s new organizational structure incorporates, under the direct dependency of the Chairman, the role of a Chief Operating Officer, whom will be in charge of the control and coordination of all the company’s business units and taking advantage of the existing synergies among them and to maximize their contribution to the company’s results. This role will fall upon the current Group Managing Director of Corporate Control and Management, Miguel Martinez.

The organization will benefit from two new divisions: The Liquefied Natural Gas (LNG), due to the importance of this activity to Repsol YPF where the Company, having a global leadership role, foresees substantial future development, and the Executive Managing Direction of YPF, which will be in charge of managing the value activation of the Repsol YPF assets in Argentina.

The company’s four business executive managing directions will be the following: Executive Managing Direction of Upstream (Exploration and Production), lead by Nemesio Fernandez-Cuesta, whom will expand his responsibilities to all countries with the exception of Argentina; Executive Managing Direction of Downstream (Refining, Marketing, LPG and Chemicals) lead by Pedro Fernandez Frial, whom likewise expands his geographic area of action; Executive Managing Direction of YPF (Exploration, Production, Refining, Marketing and Chemicals in Argentina), lead by the current Director of the Chemical Division, Antonio Gomis Saez; and the Executive Managing Direction of LNG, to be lead by the current Executive Director of ABB (Argentina, Brazil and Bolivia), Enrique Locutura.

Press Release

All of them, in addition to the Group Managing Director of Resources, Cristina Sanz, in charge of providing the necessary services for the development of the businesses, will report directly to the new Chief Operating Officer.

The new organization and the creation of the position of Chief Operating Officer in charge of its coordination and control, will contribute to the optimization of the profitability and excellence in the businesses. It will also contribute to the improvement of its efficiency and will allow better identification and development of the organic growth opportunities detected by Repsol YPF.

In addition to the Chief Operating Officer, reporting directly to Antonio Brufau will be the principal corporate areas of the company: The Group Managing Direction of the General Counsel and Secretary of the Board of Directors (responsible, amongst others, of the legal affairs and management of the group’s real estate assets), the Group Managing Direction of Communication and Head of the Chairman’s Office (communication, institutional and international affairs, social responsibility and brand), the Chief Financial Officer, (finance and fiscal-economic management, management control and investor relations) and the Group Managing Direction of Human Resources, (employee organization, development, planning and remuneration).

Additionally the corporate divisions of Corporate Strategy and Development and Management Development will report directly to the Chairman and CEO.

CHANGE IN HUMAN RESOURCES

The organizational change contemplates the passing of the baton in the Group Managing Direction of Human Resources, due to pre-retirement of its current leader, Jesus Fernandez de la Vega. The new Group Managing Director of Human Resources will be Javier Macian, to date the Director of Human Resources of ABB (Argentina, Brazil and Bolivia).

Press Release

Repsol YPF’s new organizational chart incorporates, also under Antonio Brufau’s direct reporting, a Corporate Director of Management Development. The essence of this new corporate direction is in line with the most advanced business structures for the development and transformation of executive teams and awards a critical role to the management of the company’s talent.

EXECUTIVE COMMITEE

Given the changes realized, Repsol YPF’s Executive Committee is comprised of the following:

•	Antonio Brufau (Chairman and CEO)

•	Miguel Martinez (Chief Operating Officer)

•	Pedro Fernández Frial (E.M.D. Downstream)

•	Nemesio Fernández-Cuesta (E.M.D. Upstream)

•	Jaume Giró (G.M.D. of Communication and Head of the Chairman’s Office)

•	Antonio Gomis (E.M.D. YPF)

•	Enrique Locutura (E.M.D. GNL)

•	Javier Macián (G.M.D. Human Resources)

•	Fernando Ramírez (CFO)

•	Cristina Sanz (G.M.D. Resources)

•	Luis Suárez de Lezo (G.C. and Secretary of the Board of Directors)

Press Release

ANTONIO BRUFAU’S DECLARATIONS

The Chairman and CEO of Repsol YPF, Antonio Brufau, expressed before the Board of Directors his professional acknowledgement and personal gratitude to the outgoing Group Managing Director of Human Resources, Jesus Fernandez de la Vega, “for his brilliant work and intense and extended dedication, during more than twenty years, at the company.”

Brufau added that “Repsol YPF is a transparent company, with a very profitable business and a brilliant future, and the new structure is ideal to take on the new challenges that lie ahead of us.” According to Repsol YPF’s Chairman and CEO “the new organization will be in charge of developing in its entire amplitude growth projects identified by the company, as well as new ones that may arise in the future.”

ANNEX:

Principal changes in the organizational structure.

1.	Creation of the Chief Operating Officer (COO) role:

•	Optimize the profitability and excellence of the operations

•	Ongoing improvement of efficiency and effectiveness

•	Take advantage of business synergies

•	Identify and develop profitable organic growth opportunities

The four Executive Managing Directions will report directly to the COO as well as the Group Managing Direction of Resources, bringing corporate services closer to the businesses.

2.	Creation of an Executive Managing Direction of LNG in order to drive Repsol YPF’s leadership in the sector.

Press Release

3.	Creation of an Executive Managing Direction of YPFfocused on the value activation of the business in Argentina.

4.	Executive Managing Direction of Upstream: includes all of the company’s E&P activity, with the exception of Argentina.

5.	Executive Managing Direction of Downstream: includes all the company’s refining, marketing, chemical and LPG activity, with the exception of Argentina.

6.	New corporate focus in order to increase its effectiveness in the support of the businesses.

Curriculum Vitae Miguel Martínez

Repsol YPF’s new Chief Operating Officer (COO), joined the team 14 years ago and was currently the Group Managing Director of Control and Corporate Development with maximum responsibility in the areas of Strategy and Investor Relations.

Additionally he has played relevant roles, both in the corporation as in business areas, as in the Economic and Financial Direction of Refining and Repsol Commercial, the CAMPSA Service Station Direction and the Repsol European Service Station Direction.

Prior to joining the Repsol team, Miguel Martinez was the Manager of Arthur Andersen.

The new COO is an Industrial Engineer, with a Degree in Company Executive Management PADE by the IESE and Manager Corporate Resources by the IMD of Lausanne University.

Comunicado de Prensa

Comunicado de Prensa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 31, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer